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                                                                       EXHIBIT 8



                                     1997



Gold Banc Acquisition Corporation, Inc.
11301 Nall
Leawood, KS  66211
Attn.:  Mr. Michael W. Gullion, President

         RE:  Agreement with Peoples Bancshares, Inc.


Dear Mr. Gullion:

We have acted as counsel to Gold Banc Acquisition Corporation, Inc. ("Gold Banc Acquisition") and to Gold Banc Corporation, Inc. ("Gold") in connection with the acquisition by Gold Banc Acquisition of all of the issued and outstanding shares of stock of Peoples Bancshares, Inc. ("Peoples") under and pursuant to that certain Agreement and Plan of Reorganization dated April 14, 1997 (the "Agreement"). Pursuant to Section 7.11 of the Agreement, a condition precedent to the obligation of Gold and Gold Banc Acquisition to close the transaction described in the Agreement is that Gold shall have received an opinion of counsel that the transaction described in the Agreement will be treated as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code").


In connection with this transaction, we have reviewed the following documents:

            i.       The Agreement.

            ii. The Certificate of Merger dated ______________________, 1997 (the "Certificate of Merger") executed by authorized representatives of Gold Banc Acquisition and Peoples.

            iii. Minutes of certain meetings of the Board of Directors of Gold, Gold Banc Acquisition and Peoples.

            iv. Minutes of certain meetings of shareholders of Gold Banc Acquisition and Peoples.

            v.       Articles of Incorporation and Bylaws of Gold.

            vi.      Articles of Incorporation and Bylaws of Gold Banc
                     Acquisition.

            vii.     Articles of Incorporation and Bylaws of Peoples.


We have also reviewed such other records and documents as we deem pertinent in rendering the opinion described herein.

In rendering this opinion, we have made, with your consent and without independent investigation on our part, the following assumptions: